January 7, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

Re: Additional extension, Boreal Water Collection, Inc. Form 10 amendment and responses to comments.

Boreal Water Collection, Inc, states the following:

We apologize for our extended delay in responding to the SEC Staff’s last comments and the continuation of our Amendment of the company’s Form 10.

We were able to file our Form 10-Q for the period ending September 30, 2012 and are working diligently to complete our Form 10 tasks.

Our bottling plant and administrative offices traditionally close for the holidays to give our staff a chance to rest and for plant maintenance. Our staff has returned. Our accounting personnel are meeting once again this week to resolve the last outstanding matters and complete the accounting portion of the work to be done. Our auditor (located in Florida) is extremely busy as well, but will be in the New York area most of this week and will be meeting with us. This should allow us to finally complete our Form 10 tasks and get the documentation to our SEC filing service by this Friday or next Monday.

We anticipate filing our responses to staff comments and latest amended Form 10 by Tuesday, January 15th.

Respectfully submitted,

-s-

Mrs. Francine Lavoie, CEO/Chairman

dba LEISURE TIME SPRING WATER

4496 State Road 42N

Kiamesha Lake, NY, 12751

T 845.794.0400

F 845.794.0016